UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

Amendment No. 1

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

SYNBIOTICS CORPORATION

(Name of Issuer)

SYNBIOTICS CORPORATION

(Name of Person(s) Filing Proxy Statement)

Common Stock	Preferred Stock Purchase Rights
(Title of Class of Securities)	(Title of Class of Securities)

871566 10 5	None
(CUSIP Number of Class of Securities)	(CUSIP Number of Class of Securities)

Paul R. Hays

President and Chief Executive Officer

Synbiotics Corporation

11011 Via Frontera

San Diego, CA 92127

(858) 451-3771

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With a copy to:

Hayden J. Trubitt, Esq.

Heller Ehrman LLP

4350 La Jolla Village Drive

7th Floor

San Diego, CA 92122

(858) 450-5754

This statement is filed in connection with (check the appropriate box):

☒ a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐ b.	The filing of a registration statement under the Securities Act of 1933.

☐ c.	A tender offer.

☐ d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee
$137,353	$16.17

*	—Calculated solely for purposes of determining the filing fee, this amount assumes that approximately 1,056,561 shares of common stock are acquired for cash for an amount equal to $0.13 per share. The amount of the filing fee has been determined by multiplying the transaction value as calculated above by .0001177.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16.17

Form, Schedule or Registration Statement No.: Schedule 13-E3

Filing Party: Synbiotics Corporation

Date Filed: April 20, 2005

Introduction

This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Synbiotics Corporation, a California corporation, (referred to herein as “we”, “us”, “Synbiotics”, “Company” or “subject company” or “filing person”) with the Securities and Exchange Commission (the “Commission”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. We are submitting to our shareholders proposals to approve:

(a)	a one-for-2,000 reverse stock split of the Company’s common stock with a cash payment in lieu of the issuance of any resulting fractional shares of common stock in any discrete account, equal to $0.13 for each pre-reverse split share of common stock traceable to the fractional share; and

(b)	a 2,000-for-one forward stock split of the resulting whole shares of the Company’s common stock, contingent upon and effective after completion of the reverse stock split.

The above items are together referred to herein as the “Split Transaction.” The Split Transaction is upon the terms and subject to the conditions set forth in our Proxy Statement and Written Consent Solicitation of Shareholders, and would be effected by amendments to our Articles of Incorporation, as amended.

Concurrently with the filing of this amended Schedule 13E-3, we are filing with the Commission an amended preliminary proxy statement pursuant to Schedule 14A of the Securities Exchange Act of 1934, as amended (the “Proxy Statement”), containing information with respect to the Split Transaction. The Proxy Statement is in preliminary form and is subject to completion or further amendment. The information in the Proxy Statement, including all exhibits thereto, is expressly incorporated by reference into this Schedule 13E-3 in its entirety, and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are cross-references to the corresponding Items contained in Regulation M-A under the Securities Exchange Act of 1934.

Item 1.	Summary Term Sheet

Item 1001

The information set forth in the Proxy Statement under the section entitled “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.	Subject Company Information

Item 1002

(a)	The information set forth in the Proxy Statement under the caption “INTRODUCTION” is hereby incorporated herein by reference. Our telephone number is (858) 451-3771.

(b)	The information set forth in the Proxy Statement under the caption “INTRODUCTION” is hereby incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the caption “MARKET FOR COMMON STOCK” is hereby incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the caption “MARKET FOR COMMON STOCK “ is hereby incorporated herein by reference.

(e)	Not applicable.

(f)	The information set forth in the Proxy Statement under the caption “PRIOR STOCK PURCHASES BY AFFILIATES “ is hereby incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

Item 1003

(a)	The Company is the filing person. The information set forth in the Proxy Statement under the captions “INTRODUCTION” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	The information set forth in the Proxy Statement under the captions “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” and “MANAGEMENT” is hereby incorporated herein by reference.

Item 4.	Terms of the Transaction

Item 1004

(a)	The information set forth in the Proxy Statement under the captions “INTRODUCTION,” “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Reasons for the Split Transaction”, “—Accounting Treatment of the Split Transaction” and “—Material Federal Income Tax Consequences”, “PROPOSAL NO. 1—Vote Required” and “PROPOSAL NO. 2—Vote Required” is hereby incorporated herein by reference.

(c)	Fractional shares resulting from the reverse split will be cashed out. Whole shares resulting from the reverse split will not be cashed out.

(d)	The information set forth in the Proxy Statement under the caption “OTHER ISSUES RELATED TO THE SPLIT TRANSACTION—Dissenters’ Rights” is hereby incorporated herein by reference.

(e)	The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Factors Considered by the Board of Directors” is hereby incorporated herein by reference.

(f)	Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Item 1005

(a)	The information set forth in “Note 3—Related Party and Controlling Shareholder” of “Item 8—Financial Statements and Supplementary Data” in the Form 10-K which is Exhibit A of the Proxy Statement and “Item 13—Certain Relationships and Related Transactions” in the Form 10-K which is Exhibit A of the Proxy Statement is incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

(d)	The information set forth in “Note 3—Related Party and Controlling Shareholder” of “Item 8—Financial Statements and Supplementary Data” in the Form 10-K which is Exhibit A of the Proxy Statement and “Item 13—Certain Relationships and Related Transactions” in the Form 10-K which is Exhibit A of the Proxy Statement are incorporated herein by reference. In addition, the Series C Purchase Agreement between Redwood Holdings, LLC, and Synbiotics Corporation dated April 19, 2005, which is included as Exhibit 10.106 to the Company’s Current Report on Form 8-K dated April 19, 2005, is incorporated herein by reference.

(e)

The information set forth in “Note 3—Related Party and Controlling Shareholder” of “Item 8—Financial Statements and Supplementary Data” in the Form 10-K which is Exhibit A of the Proxy Statement is incorporated herein by reference. In addition, the Series C Purchase Agreement between

Redwood Holdings, LLC, and Synbiotics Corporation dated April 19, 2005, which is included as Exhibit 10.106 to the Company’s Current Report on Form 8-K dated April 19, 2005, is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

Item 1006

(b)	The securities we obtain in the Split Transaction will be retired.

(c)(1)-(8)	The Split Transaction is a going-private transaction. Otherwise, none.

Item 7.	Purposes, Alternatives, Reasons and Effects

Item 1013

(a)	The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS—Purpose of the Split Transaction” and “—Reasons for the Split Transaction” is hereby incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS—Factors Considered by the Board of Directors,” “—Structure of the Split Transaction,” and “—Effect of the Split Transaction on the Company” is hereby incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS—Factors Considered by the Board of Directors,” “—Structure of the Split Transaction,” and “—Effect of the Split Transaction on the Company” is hereby incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “INTRODUCTION,” “SPECIAL FACTORS—Structure of the Split Transaction,”—Effect of the Split Transaction on the Company” and “—Material Federal Income Tax Consequences” and “OTHER ISSUES RELATED TO THE SPLIT TRANSACTION—Effect of the Split Transaction on the Affiliates” is hereby incorporated herein by reference.

Item 8.	Fairness of the Transaction

Item 1014

(a)	We believe that the Split Transaction is fair to unaffiliated security holders.

(b)	The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Factors Considered by the Board of Directors” is hereby incorporated herein by reference.

(c)	The Split Transaction is not structured so that approval of at least a majority of the unaffiliated security holders is required.

(d)	No one retained any unaffiliated representative to act solely on behalf of unaffiliated security holders for any purpose.

(e)	All of our directors approved the Split Transaction.

(f)	Not applicable.

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations

Item 1015

(a)	The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS—Factors Considered by the Board of Directors” and “—No Opinion of Financial Advisor” is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

Item 10.	Source and Amounts of Funds or Other Consideration

Item 1007

(a)	The information set forth in the Proxy Statement under the caption “OTHER ISSUES RELATED TO THE SPLIT TRANSACTION—Source of Funds and Financial Effect of the Split Transaction” is hereby incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the caption “OTHER ISSUES RELATED TO THE SPLIT TRANSACTION—Source of Funds and Financial Effect of the Split Transaction” is hereby incorporated herein by reference. We have no alternative financing arrangements or alternative financing plans if the proposed Redwood Holdings, LLC purchase of 180 shares of Series C preferred stock for $180,000 falls through.

(c)	The information set forth in the Proxy Statement under the captions “INTRODUCTION” and “OTHER ISSUES RELATED TO THE SPLIT TRANSACTION—Source of Funds and Financial Effect of the Split Transaction” is hereby incorporated herein by reference.

(d)	Not applicable.

Item 11.	Interest in Securities of the Subject Company

Item 1008

(a)	The information set forth in the Proxy Statement under the captions “PROPOSAL NO. 1—Vote Required”, “PROPOSAL NO. 2—Vote Required” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is hereby incorporated herein by reference.

(b)	There were no transactions involving our common stock by any of our executive officers, directors or affiliated shareholders during the past 60 days.

Item 12.	The Solicitation or Recommendation

Item 1012

(d)	The Proxy Statement solicitation of written consents has not yet begun. However, it would be reasonable to expect that our executive officers, directors and affiliates would vote in favor of the Split Transaction.

(e)	The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS—Factors Considered by the Board of Directors,” “PROPOSAL NO. 1—Recommendation of the Board of Directors”, “PROPOSAL NO. 2—Recommendation of the Board of Directors” is hereby incorporated herein by reference.

Item 13.	Financial Information

Item 1010

(a)	The information set forth in the Proxy Statement under the caption “FINANCIAL AND OTHER INFORMATION” is hereby incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the caption “FINANCIAL AND OTHER INFORMATION” is hereby incorporated herein by reference. The information relating to the ratio of earnings to fixed charges is not applicable as we do not have any registered debt securities or any registered preference securities, as contemplated by Item 503(d) of Regulation S-K.

Item 14.	Persons/ Assets, Retained, Employed, Compensated or Used

Item 1009

(a)	The information set forth in the Proxy Statement under the caption “INTRODUCTION” is hereby incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the caption “INTRODUCTION” is hereby incorporated herein by reference.

Item 15.	Additional Information

Item 1011

(b)	The information set forth in the Proxy Statement, together with the Form 10-K, Form 10-Q, pro forma financial information and the written consent appended thereto, is hereby incorporated herein by reference.

Item 16.	Exhibits

Item 1016

(a)	The Proxy Statement. Incorporated herein by reference to the Registrant’s preliminary proxy statement, as amended, originally filed on April 20, 2005.

(b)	Not applicable.

(c)	Not applicable.

(d) (1)	Stock Purchase Agreement between the Registrant and Redwood West Coast, LLC, dated January 25, 2002. Incorporated herein by reference to Exhibit 2.11 to the Registrant’s Current Report on Form 8-K filed on February 7, 2002.

(2)	Stock Swap Agreement between the Registrant and Redwood West Coast, LLC, dated October 31, 2002. Incorporated herein by reference to Exhibit 10.88 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

(3)	Promissory Note from the Registrant to Remington Capital, LLC, dated September 1, 2004. Incorporated herein by reference to Exhibit 4.4.8 to the Registrant’s Current Report on Form 8-K filed on September 27, 2004.

(4)	Series C Purchase Agreement among the Registrant and Redwood Holdings, LLC, Paul Hays and Fintan and Janice Molloy, dated September 2, 2004. Incorporated herein by reference to Exhibit 10.97 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

(5)	Warrant to Purchase Stock, in favor of Remington Capital, LLC, dated as of September 1, 2004. Incorporated herein by reference to Exhibit 10.100 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

(6)	Series C Purchase Agreement between Redwood Holdings, LLC, and Synbiotics Corporation dated April 19, 2005. Incorporated herein by reference to Exhibit 10.106 to the Registrant’s Current Report on Form 8-K filed on April 19, 2005.

(f)	Not applicable.

(g)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SYNBIOTICS CORPORATION

By:	/s/ KEITH A. BUTLER
Keith A. Butler
Vice President—Finance, Chief Financial Officer and Secretary

June 15, 2005